            AMEX : REX
                        TSX : VIR
ViRexx Medical Corp.                                                                                                                                                                                                                                                   For Immediate Release

VIREXX ANNOUNCES FILING OF AMENDED AND RESTATED AUDITED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2007 AND AMENDED AND RESTATED ANNUAL REPORT ON FORM 20-F

EDMONTON, ALBERTA – July 10, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumours, today released amended and restated audited financial statements for the year ended December 31, 2007.  In addition the Company has updated and amended its Annual Report on Form 20-F that includes the audited consolidated financial statements for the year ended December 31, 2007.

The amended and restated consolidated financial statements provide expanded note disclosure of the effect of the restatement. This expanded note disclosure is found in Note 24 of the December 31, 2007 consolidated financial statements. Subsequent to the issuance of the Company’s 2007 consolidated financial statements, the Company’s management determined that certain cash flows associated with short-term investments should have been classified with cash flows from investing activities rather than cash flows from operating activities for U.S. GAAP purposes for the period from January 1 2007 to December 31, 2007. Commencing on January 1, 2007 new short-term investments were classified as held-for-trading securities and properly classified as cash flows from operating activities.  However, proceeds associated with the settlement of short-term investments purchased prior to January 1, 2007 and classified as available-for-sale should have been reflected with cash flows from investing activities for the period from January 1, 2007 to December 31, 2007. As a result, the U.S. GAAP operating cash flows were overstated by $10,336,837 (restated 2007 amount ($8,053,068)) and the U.S. GAAP investing cash flows understated by the same amount (restated 2007 amount $10,187,347).This U.S. GAAP reclassification of cash flows did not impact the Company’s consolidated balance sheets, consolidated statements of loss and comprehensive loss or the Canadian GAAP consolidated statements of cash flows. The amended and restated financial statements have been filed on SEDAR and EDGAR.

On page 8 and page 42 of the Annual Report on Form 20-F, the cash, cash equivalents and short-term investments as at March 31, 2008 has been updated from $1,339,223 to $1,088,666 and $1.3 million to $1.1 million respectively to include cash disbursements made on March 31, 2008 not previously recognized.  There are no other dollar differences between the amended and restated annual report and the annual report previously released.  The audited consolidated financial statements for the year ended December 31, 2007 included in the annual report now include the Auditor’s Report issued by its former auditors PricewaterhouseCoopers LLP on March 9, 2007 and the expanded disclosure to Note 24.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumours. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com